UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Security Capital Assurance Ltd
Full Name of Registrant
Former Name if Applicable
A.S. Cooper Building, 26 Reid Street, 4th Floor
Address of Principal Executive Office (Street and Number)
Hamilton, Bermuda HM 11
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements necessary to file the Annual Report on Form 10-K in a timely fashion are not completed, and the Registrant cannot do so without unreasonable burden and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Susan Comparato	212	478-3474
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

Security Capital Assurance Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ Thomas W. Currie
Name: Thomas W. Currie
Title: Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Attachment A

For the year ended December 31, 2007, the Registrant expects to report significant charges that will materially adversely affect its net income and shareholders’ equity, as compared to that as of and for the year ended December 31, 2006, including:

  a charge to its earnings of approximately $1.5 billion, after giving effect to reinsurance (approximately $1.7 billion before giving effect to reinsurance), reflecting the change in fair value of its in-force guarantees issued with respect to credit derivatives. This charge includes estimated impairment of approximately $645 million, on a present value basis and after giving effect to reinsurance (approximately $830 million before giving effect to reinsurance), related to certain of its guarantees of collateralized debt obligations of asset-backed securities, which impairment represents management’s estimate of the ultimate losses the Registrant will incur on such guarantees after having conducted a detailed quantitative modeling and analysis of the collateral underlying such obligations, a charge to its earnings of approximately $44 million, on a present value basis and after giving effect to reinsurance (approximately $225 million before giving effect to reinsurance), related to its insurance of certain obligations, primarily obligations supported by home equity lines of credit and second lien mortgage collateral, and a net charge to its earnings of approximately $18 million, related to the recognition of a full valuation allowance against its deferred tax assets.

The foregoing financial information is unaudited and is qualified in its entirety by reference to the Registrant’s audited financial statements for the year ended December 31, 2007, to be included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007. In addition, the Registrant has been advised by its independent auditor, that it is evaluating the need to include a going concern explanatory paragraph in its audit opinion with respect to the Registrant’s audited financial statements for the year ended December 31, 2007.